December 13, 2012

VIA EDGAR

Ms. Ashley Vroman-Lee
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Life Series Funds (File Nos. 002-98409 and 811-04325)
Responses to Comments on the Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

The following are responses to the comments that we received from you by telephone on October 18, 2012 regarding Post-Effective Amendment No. 49 to the Registration Statement on Form N-1A (the “Registration Statement”) of First Investors Life Series Funds that was filed with the Securities and Exchange Commission (“SEC”) on September 20, 2012.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please confirm that the Registrant will include red herring language in future Rule 485(a) filings.

The Registrant did not include red herring language in the prospectus or statement of additional information (“SAI”) because it did not, and does not, intend to distribute this prospectus or SAI to prospective investors prior to the effectiveness date.  Rule 481(b) of the Securities Act of 1933, as amended, provides that, if applicable, a “subject to completion” legend should be included on the outside front cover page of the prospectus or SAI if such prospectus or SAI will be used before the effective date of the registration.  Because red herring language is not required in all instances, the Registrant respectfully declines the SEC staff comment to confirm that it will include red herring language in all future Rule 485(a) filings.

Securities and Exchange Commission
December 13, 2012

2.
Under “Principal Risks” in the summary section for First Investors Life Series Total Return Fund and First Investors Life Series Opportunity Fund (each a “Fund” and together the “Funds”), it is stated that “[t]he likelihood of a loss is greater if you invest for a short period of time.”  Please consider removing this sentence or, alternatively, explain why this statement is not potentially misleading.

The Registrant has removed this statement from the Principal Risks sections in the prospectus.

3.
Under “Principal Investment Strategies” of First Investors Life Series Total Return Fund, it is stated that “[t]he Fund’s investments in bonds are normally diversified among different types of bonds and other debt securities, including . . . U.S. Government securities and mortgage-backed securities.”  Please discuss in the “Principal Risks” section of this Fund, risks of investing in U.S. Government securities and mortgage-backed securities.

The Registrant has included applicable disclosure regarding U.S. Government securities and mortgage-backed securities in the “Principal Risks” section for First Investors Life Series Total Return Fund.

4.
Please confirm that pursuant to Item 8 of Form N-1A, the Registrant is not required to include the relevant disclosure regarding payments to broker-dealers and other financial intermediaries because neither the Funds nor any of their related companies pay financial intermediaries for the sale of Fund shares or related services.

The Registrant confirms that pursuant to Item 8 of Form N-1A the Registrant is not required to include disclosure regarding payments to broker-dealers and other financial intermediaries because neither the Funds, nor any of their related companies, currently pay financial intermediaries for the sale of Fund shares or related services.

5.
Pursuant to Item 10(a)(1)(ii)(A) of Form N-1A, if a fund has not operated for a full fiscal year, the Registrant is required to disclose the adviser’s fee as a percentage of average net assets, including any breakpoints.  Please confirm that the adviser’s fee does not include any breakpoints.  If the adviser’s fee does include breakpoints, please include the applicable disclosure.

The Registrant has included the requested disclosure regarding breakpoints.

6.
Under “Fund Management in Greater Detail” – “The Adviser”, it is stated that “[t]he gross advisory fees (fees before any applicable waivers) are set forth in the Separate Account Prospectus.”  Please supplementally explain the reference to the

Securities and Exchange Commission
December 13, 2012

Separate Account Prospectus and why the disclosure regarding gross advisory fees is being disclosed in the Separate Account Prospectus as opposed to the Prospectus.

The Registrant has deleted the reference to the Separate Account Prospectus in the discussion regarding gross advisory fees.  Because the First Investors Life Series Total Return Fund and First Investors Life Series Opportunity Fund have not yet commenced operation, no fees have been paid to the adviser.  Pursuant to Item 19(a)(3)(i) of Form N-1A, the Registrant will disclose in subsequent filings, as applicable, the total dollar amounts that each Fund paid to the adviser under the investment advisory contract for the last three fiscal years.

7.
Please revise the heading, “FIMCO’s Historical Performance Related First Investors Opportunity Fund” on page 15 and “FIMCO’s Historical Performance Related First Investors Total Return Fund” on page 16 to clarify that the historical past performance is of the Related Funds and not of the First Investors Life Series Opportunity Fund and First Investors Life Series Total Return Fund, respectively.

The Registrant has revised the applicable headings.

Statement of Additional Information

8.
Please confirm that no additional disclosure is required in the SAI pursuant to Item 23 of Form N-1A, “Purchase, Redemption, and Pricing of Shares.”  If Item 23 requires additional disclosure, please add the applicable disclosure.

The Registrant confirms that no additional disclosure is required in the SAI pursuant to Item 23 of Form N-1A.

9.
On page II-20 under “Portfolio Turnover” the disclosure states that “[a] high rate of portfolio turnover (100% or more) generally leads to higher transaction costs and may result in a greater number of taxable transactions and, consequently, larger taxable distributions to shareholders.”  Please consider deleting this sentence because this disclosure would not apply to variable contract owners.

The Registrant has revised the sentence referred to above to read as follows:  “[a] high rate of portfolio turnover (100% or more) generally leads to higher transactions costs.”

10.
Please confirm that the disclosure under “Proxy Voting Policies and Procedures” on page II-21 is consistent with Item 17(f) of Form N-1A and SEC Release No. 33-8188.  Alternatively, pursuant to Item 17(f), Instruction 1, the Registrant may include a copy of the policies and procedures of the adviser.

Securities and Exchange Commission
December 13, 2012

The Registrant discloses under “Proxy Voting Policies and Procedures” that the adviser has instructed Broadridge Investors Communication Solutions, Inc. to vote proxies for the Funds in accordance with the voting recommendations of Glass Lewis & Co.  The Registrant has therefore added the Glass Lewis & Co.’s Proxy Paper Guidelines as an exhibit to the SAI.

11.	Under page II-24, “Potential Conflicts of Interest in Distribution Arrangements”, please tailor the disclosure to the Funds and exclude any disclosure that is not applicable to the Funds.

The Registrant has revised the applicable disclosure.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	Mary Carty
First Investors Management Company, Inc.